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                           September 27, 2021

       Ilya Rachman
       Chief Executive Officer
       Immix Biopharma, Inc.
       11400 West Olympic Blvd., Suite 200
       Los Angeles, CA 90064

                                                        Re: Immix Biopharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 17,
2021
                                                            File No. 333-259591

       Dear Dr. Rachman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 17, 2021

       Prospectus Summary, page 1

   1. We refer to the second and third rows in your pipeline table under the heading IMX-111 and IMX-120. In light
of your disclosure that you plan to conduct IND-enabling studies for IMX-111 and IMX-120
by mid-2022, please shorten the arrows in these rows to show that you have not yet
completed the preclinical trials.
 Ilya Rachman
FirstName LastNameIlya
Immix Biopharma,  Inc. Rachman
Comapany 27,
September NameImmix
              2021     Biopharma, Inc.
September
Page  2   27, 2021 Page 2
FirstName LastName
AxioMx Master Services Agreement, page 51

2. We note your response to our prior comment 9 and your disclosure on page 51 that the term of the AxioMx Master Services Agreement was set to expire on December 22, 2019, unless extended by you and AxioMx. Please revise to include disclosure of any extensions and/or amendments to the Master Services Agreement and file any amendments as exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Jeffrey Fessler, Esq.